SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature)
Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: February 27, 2004

List of materials

Documents attached hereto:

i)	A press release announcing Sony’s resolve to separate a part of its business to establish a financial holding company, subject to regulatory approval.

SONY

News & Information	6-7-35 Kitashinagawa, Shinagawa-ku
Tokyo, 141-0001 Japan

No. 04-011E

February 27, 2004

Sony to Separate a Part of its Business to Establish a Financial Holding Company

Subject to the approval of the Financial Services Agency

Sony Corporation (“Sony”) plans establishment of an interim financial holding company subject to the approval of the Financial Services Agency. Sony resolved at a meeting of the Executive Board held today to set up a financial holding company, Sony Financial Holdings Inc. (“SFH”), comprising Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc. by separating and transferring the operation of the Financial Business Planning Department to the newly established company on April 1, 2004.

1. Purpose of the separation

•	Sony will exploit the strategic linkages between Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc., and focus on increasing operational “soundness” and customer “convenience”.

•	SFH will strengthen its asset management and risk management system in parallel with its growing asset value, enhance disclosure of business details, and offer customers prompt and exact “integrated financial services” most tailored to their individual needs by strengthening linkages between product and service development.

2. Overview of the separation

(1) Schedule of the separation

February 27, 2004	Executive Board meeting to approve separation plan
April 1, 2004	Date of separation
April 1, 2004	Registration of separation

*	Pursuant to the provisions of Clause 1 of Article 374-6 of the Commercial Code, Sony shall perform the separation without approval of the separation agreement by its shareholders.

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(2) Method of the separation

1. Method

Sony will separate a part of its business and the new company, Sony Financial Holdings Inc. (the “new company”) will take over the separated part of the business.

2. Reason for adopting this method

This method was chosen because it was determined to be the most efficient means by which to transfer the relevant business.

(3) Allocation of shares

The new company will issue 2,000,000 shares of common stock, and will allocate all of them to Sony.

(4) Rights and obligations to be taken over by the new company

The following items (i) and (ii) are taken over by the new company.

(i)	All the shares of Sony Life Insurance Co., Ltd., Sony Assurance Inc., and Sony Bank Inc.

(ii)	Contracts and agreements which are considered necessary for the new company to operate, and any and all of the assets (excluding the assets specified in item (i), if any), liabilities, rights and responsibilities under such contracts and agreements.

The debt obligations to be taken over by SFH shall be in the form of parallel (double) debt assumption, where Sony Corporation and SFH will become joint debtors.

(5) Prospects of paying debt obligations

Based on the projected financial statement as of April 1, 2004, both Sony and the new company have significantly more assets than liabilities. Additionally, both companies are expected not to post any significant revenue declines or long term consecutive losses from their operations after the separation that are serious enough to affect their financial capability to pay their respective debt obligations. Therefore, Sony believes that both Sony and the new company can pay the debt obligations that will come due after the separation.

(6) Newly Appointed Directors of the new company

The newly appointed directors and corporate auditors of the company established by the separation are as follows:

Directors:	Tamotsu Iba, Hiromichi Fujikata, Shinji Sugiyama,
Nobuyuki Idei, Teruhisa Tokunaka, Akiyoshi Kawashima
Shinichi Yamamoto, Shigeru Ishii

Statutory Auditors:	Hiroshi Sano, Takemi Nagasaka, Hiroshi Ueda, Masamitsu Kaneda

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3. Summary of parties

(1) Trade name	Sony Corporation (Separate Company)		Sony Financial Holdings Inc. (New Company)

(2) Field of business	Manufacture and sale of electronic and electrical machines and equipment		Management of Sony Life Insurance Co., Ltd., Sony Assurance Inc., and Sony Bank Inc.

(3) Date of incorporation	May 7, 1946		April 1, 2004

(4) Location of head office	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo		1-1, Minamiaoyama 1-chome, Minato-ku, Tokyo

(5) Representative	Nobuyuki Idei, Representative Corporate Executive Officer		Tamotsu Iba, Representative Director

(6) Share capital	¥480,261 million		¥500 million

(7) Total number of shares issued and outstanding	929,488,030 shares		2,000,000 shares

(8) Shareholders’ equity	¥1,849,256 million		¥176,370 million

(9) Total assets	¥3,663,008 million		¥176,370 million

(10) Date of settlement	March 31		March 31

(11) Number of employees	17,730		16

(12) Major customers	Affiliated manufacturing and sales companies inside and outside Japan		Sony Life Insurance Co., Ltd., Sony Assurance Inc., and Sony Bank Inc.

(13) Major shareholders and voting rights ratios	1 Moxley & Co. 2 Japan Trustee Services Bank, Ltd. (Trust Account) 3 The Chase Manhattan Bank, N. A. London 4 The Master Trust Bank of Japan, Ltd. (Trust Account) 5 Sumitomo Mitsui Banking Corporation	12.8% 5.0% 3.4% 2.9% 1.3%	Sony Corporation 100%

(14) Main banks	Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi, Ltd. and others		Sumitomo Mitsui Banking Corporation and others
(Note)	The summary of Sony is as of September 30, 2003, while the summary of Sony Financial Holdings Inc. is what is forecast to be the case as of April 1, 2004.

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(15)	Business results for the three most recent years

(unit: millions of yen)

	Sony Corporation (Separate Company)
Fiscal year ended on	2001/3/31	2002/3/31	2003/3/31
Net sales	3,007,584	2,644,195	2,526,264
Operating income (loss)	50,458	(52,994)	(136,644)
Ordinary income (loss)	81,502	(6,122)	(29,525)
Net income (loss)	45,002	29,635	(4,868)
Net income (loss) per share (yen)	49.18	32.22	(5.46)
Dividends per share (yen)	25	25	25
Shareholders’ equity per share (yen)	2,021.33	2,024.10	1,968.62

4. Description of the business to be separated

(1)	Management of Sony’s subsidiaries engaged in the life insurance business, casualty insurance business, and banking business, currently carried out by the Financial Business Planning Department. This includes the following tasks:

•	Planning and implementing financial strategy

•	Controlling the operations of Sony Life Insurance Co., Ltd., Sony Assurance Inc., and Sony Bank Inc.

•	Other related tasks

(2)	Assets and liabilities of the business to be separated (forecast for April 1, 2004)

(unit: millions of yen)

Assets	Liabilities
176,370	0

5. Circumstances after separation

(1)	Trade name	Sony Corporation
(2)	Field of business	Manufacture and sale of electronic and electrical machines and equipment
(3)	Location of head office	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo
(4)	Representative	Nobuyuki Idei, Representative Corporate Executive Officer
(5)	Share capital	This separation will not effect the amount of Sony’s share capital.
(6)	Total assets	This separation will not have a material effect on Sony’s total assets.
(7)	Date of settlement	March 31
(8)	Effect on business results	This separation will not have a material effect on Sony’s business results.

Contact:	Sony Corporation
Corporate Communications
TEL: 03-5448-2200

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